February 22, 2005

Via EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-0510

RE:	Insteel Industries, Inc. (“Insteel” or the “Company”)
Form 10-K for the fiscal year ended October 2, 2004
File 1-9929

Dear Mr. Decker:

Following is our response to the letter of the staff of the Division of Corporation Finance (the “Staff”) dated January 18, 2005 concerning Insteel’s Form 10-K for the fiscal year ended October 2, 2004. We have repeated the Staff’s comments from the January 18, 2005 letter and reflected our response immediately following each item. Please note the numbering of the items corresponds to the numbering of the comments in the Staff’s January 18, 2005 letter.

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Company Response

We acknowledge your comment and have provided the requested disclosure or other revisions to the Staff’s comments in our response below, as applicable, and will include such additional disclosures or other revisions in our future filings. In addition, due to the necessity to restate the Company’s Form 10-K for the fiscal year ended October 2, 2004, we have provided for the additional changes in the amended filing as indicated in our response to the comments below.

Management’s Discussion and Analysis
Results of Operations, page 13

2.	Rather than disclosing and discussing amounts and percentages in your MD&A that exclude various items, such as revenues from discontinued product lines on page 14 and restructuring charge and the gain on an insurance settlement on page 15, please instead quantify and discuss each item as a part of your explaining the business reasons for the change in the overall GAAP line item. Please also revise your MD&A to better quantify the incremental impact of each business reason mentioned on the overall change in that line item. Please show us what your revised MD&A will look like for 2004 as compared to 2003, which will still appear in your next Form 10-K.

1373 BOGGS DRIVE / MOUNT AIRY, NORTH CAROLINA 27030 / 336-786-2141/ FAX 336-786-9463

Company Response

Following is the revised MD&A for 2004 vs. 2003:

2004 Compared with 2003

Net Sales

     Net sales increased 57% to $332.6 million in 2004 from $212.1 million in 2003 primarily due to higher selling prices for the Company’s products largely driven by escalating raw material costs that the Company was able to pass through to its customers. Average selling prices for the year increased 48% while shipments rose 6% from the prior year levels. Sales of the Company’s concrete reinforcing products (welded wire fabric and PC strand) increased 62% to $298.7 million, or 90% of consolidated sales in 2004 from $184.9 million, or 87% of consolidated sales in 2003. Sales of industrial wire products (tire bead wire and other industrial wire) rose 24% to $33.9 million, or 10% of consolidated sales in 2004 from $27.2 million, or 13% of consolidated sales in 2003. The changes in product mix were primarily due to reduced shipments for industrial wire products and lower price increases relative to the average price increases for the Company’s concrete reinforcing products. Based on the Company’s fiscal calendar, sales for the current year benefited from reflecting one additional week than the prior year (2004 was a 53-week fiscal year versus 52 weeks in the prior fiscal year).

Gross Profit

     Gross profit rose to $81.3 million, or 24.5% of net sales in 2004 from $21.3 million, or 10.0% of net sales in 2003. The increase in gross profit was largely driven by higher spreads between average selling prices and raw material costs resulting from the Company’s efforts to recover rapidly escalating raw material costs and improve its gross margins together with increased shipments. In addition, gross profit for the current year benefited from the sale of lower cost inventory in view of the increases in raw material costs and average selling prices that occurred over the course of the year.

Selling, General and Administrative Expense

     Selling, general and administrative expense (“SG&A expense”) increased 89% to $21.4 million, or 6.4% of net sales in 2004 from $11.3 million, or 5.3% of net sales in 2003. The increase in SG&A expense was primarily due to compensation expense associated with the Company’s stock option plans that are accounted for as variable awards resulting from the appreciation in the price of the Company’s stock ($6.2 million), higher incentive plan expense driven by the improved financial performance of the Company ($2.2 million), higher employee medical insurance costs ($752,000), an increase in the allowance for doubtful accounts ($213,000) and legal fees related to the dumping and countervailing duty cases that were filed by a coalition of domestic PC strand producers, including the Company, against certain countries exporting into the U.S. market ($93,000).

Other Expense (Income)

     Other income was $1.6 million in 2004 compared with other expense of $7,000 in 2003. The income for the current year was primarily comprised of an $830,000 gain resulting from the settlement of the litigation related to a supply agreement with a vendor and $572,000 of profit from the sale of raw material to a vendor.

Insteel Industries, Inc.

Earnings Before Interest, Income Taxes and Accounting Change

     The Company’s earnings before interest, income taxes and accounting change increased to $61.6 million in 2004 compared with $9.9 million in 2003 primarily due to the higher sales and gross profit in the current year partially offset by higher SG&A expense.

Interest Expense

     Interest expense decreased $1.1 million, or 11%, to $9.0 million in 2004 from $10.1 million in 2003. The decrease was primarily due to reductions in the average borrowing levels on the Company’s senior secured credit facility ($1.5 million) and average interest rates ($890,000), partially offset by higher amortization expense associated with the unrealized loss on the terminated interest rate swaps and capitalized financing costs ($1.3 million).

Income Taxes

     The Company’s effective income tax rate was 40.2% in 2004. In 2003, the effective income tax rate was impacted by a reduction in the valuation allowance on deferred income tax assets from $7.5 million to $1.3 million combined with the near break-even pre-tax earnings (a pre-tax loss of $112,000). In 2004, the valuation allowance was further reduced to $864,000 based upon the Company’s utilization of state net operating loss carryforwards against which an allowance had previously been established. However, the reduction in the valuation allowance did not significantly impact the effective tax rate in view of the magnitude of the Company’s pre-tax earnings in 2004.

Net Earnings

     The Company’s net earnings for 2004 increased to $31.5 million, or $3.51 per diluted share, compared to $6.7 million, or $0.78 per diluted share, in 2003 primarily due to the higher sales and gross profit together with the other income and reduction in interest expense in the current year partially offset by higher SG&A expense.

     Beginning with the amended Form 10-K for the year ended October 2, 2004, we will quantify the incremental impact of each business reason provided for changes in line item amounts, to the extent possible, and will not reference non-GAAP amounts that exclude various items.

Insteel Industries, Inc.

Liquidity and Capital Resources

Financial Covenants, page 17

3.	Please disclose in tabular form how the fixed charge coverage ratio is computed for each period it is presented. See Item 10(e) of Regulation S-X.

Company Response

     As of October 2, 2004, the Company’s Fixed Charge Coverage Ratio (as defined in the Credit Agreement) was 1.90, as calculated below, and it was in compliance with all of the financial covenants under the credit facility.

Fixed Charge Coverage Ratio

For the four-month period ended October 2, 2004

($ amounts in thousands)
EBITDA	$30,436
Less Unfunded Capital Expenditures	(1,505)

28,931
Fixed Charges	15,245

Fixed Charge Coverage Ratio	1.90

Net earnings	$12,019
Cash pension contributions	(213)
Income tax provision	8,815
Interest expense	2,236
Depreciation and amortization (net)	1,792
Pension expense	254
Expense associated with option grants	5,515
Net non-cash losses recorded as other expenses	18

EBITDA	$30,436

The Company’s credit facility includes financial covenants that are derived from non-GAAP financial measures, particularly, earnings before interest, taxes, depreciation and amortization (“EBITDA”). These covenants include a Fixed Charge Coverage Ratio, as defined above. The Company’s management uses EBITDA and the debt covenant ratios to measure compliance with its debt covenants and evaluate the operations of the Company. Management believes this presentation is appropriate and enables investors to (i) evaluate the Company’s compliance with the financial covenants of its credit facility and (ii) assess the Company’s performance over the periods presented. EBITDA and the debt covenant ratio as presented here may not be comparable to similarly titled measures used by other companies. EBITDA and the debt covenant ratio (i) should not be considered as an alternative to net earnings (determined in accordance with GAAP) as an indicator of the Company’s financial performance, (ii) is not an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company’s liquidity, and (iii) is not indicative of funds available to fund the Company’s cash needs because of needed capital replacement or expansion, debt service obligations, or other cash commitments and uncertainties.

Beginning with the amended Form 10-K for the year ended October 2, 2004, we will provide a similar supporting schedule of the applicable financial covenant calculations as defined under the terms of the Credit Agreement.

Insteel Industries, Inc.

Aggregate Contractual Obligations, page 18

4.	Please revise your table of contractual obligations to include the following:

•	Estimated interest payments on your debt;

•	Estimated payments under interest rate swap agreements; and

•	Planned funding of pension and other postretirement benefit obligations.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Company Response

Following is the revised table of contractual obligations reflecting the additions of the estimated interest payments on debt and planned funding of pension benefit obligations. As the interest rate swap agreements were terminated in May 2004, there were no future payment obligations outstanding as of October 2, 2004 pertaining to these instruments.

Payments Due by Period
(in thousands)

		Less Than			More Than
	Total	1 Year	1 - 3 Years	3 - 5 Years	5 Years
Contractual Obligations:
Long-term debt obligations	$52,928	$3,960	$48,968	$—	$—
Operating lease obligations	1,503	497	562	25	419
Pension benefit obligations	3,805	385	1,180	515	1,725
Interest expense obligations (1)	9,504	2,860	6,644	—	—

Total	$67,740	$7,702	$57,354	$540	$2,144

(1)	Reflects future interest payments through scheduled maturity dates based upon average borrowing rates, outstanding debt balances and scheduled principal payments as of October 2, 2004.

Beginning with the amended Form 10-K for the year ended October 2, 2004, we will provide a similar expanded schedule of the future contractual obligations that are in effect at that point in time.

Insteel Industries, Inc.

Financial Statements
Statements of Operations, page 22

5.	Operating income would appear between paragraphs 6 and 7 of Rule 5-03(b) of Regulation S- X. The presentation of a subtotal between the operating income subtotal and the subtotal described in paragraph 10 is not appropriate. If the earnings before interest, income taxes and accounting change subtotal represents operating income under US GAAP, please consider retitling this subtotal accordingly. If it does not represent operating income under US GAAP, please tell us your basis for presenting this subtotal in your US GAAP financial statements.

Company Response

Although U.S. GAAP indicates that certain income or expense line items should be classified as operating or non-operating on the income statement, it is only in the context of when operating income is presented as a subtotal. We do not believe that operating income is defined or required as a separate line item under U.S. GAAP. Additionally, it does not appear that operating income is specifically defined or required to be presented as a separate line item under Regulation S-X which is also the case for the gross profit subtotal that is frequently presented on the income statement. Finally, for those financial statement users that prefer the presentation of an operating income measure, the Company provides an explanation of the significant components of the other expense (income) line item in its MD&A which facilitates the interpretation of the earnings before interest and income taxes subtotal as reported or the derivation of an operating income measure.

Insteel Industries, Inc.

Statements of Cash Flows, page 24

6.	Please tell us how you determined the cash you paid as a result of your termination of interest rate swaps should be appropriately classified as a financing activity, as opposed to an operating activity. See footnote 12b. to paragraph 45A of SFAS 133, as amended by SFAS 149.

Company Response

As required under the terms of its previous credit facility, in April 2000, the Company entered into at-the-money plain-vanilla interest rate swap agreements in order to protect its lenders against the negative impact on the Company’s financial condition that would result from an increase in the cost of the Company’s variable rate indebtedness. In May 2004, the swap agreements were terminated in connection with the refinancing of the Company’s credit facility which was completed in June 2004. Although Footnote 12b to paragraph 45A of SFAS 133 indicates that such swap agreements involving no payments between the parties at inception are not considered to have a financing element present at inception, it does not specifically prescribe how the associated payments should be classified on the cash flow statement. Based on the specific facts and circumstances, the Company classified the payments that were made to terminate the interest rate swaps as a financing activity since the terminations were required by its previous lenders that were counterparties to the swaps as a condition for the completion of the refinancing and their willingness to waive certain fees which would have otherwise been payable by the Company. From the reader’s perspective, the Company believes that classification of the termination payments as a financing activity is a more appropriate presentation in view of the underlying factors that were responsible for the termination of the swap agreements prior to their scheduled maturity dates.

Insteel Industries, Inc.

7.	Please tell us what types of amounts you are including in the financing costs line item of your financing activities section in each period presented. Please present the subsequent amortization of these financing costs in a separate line item in the operating activities section, rather than combining them with the depreciation and amortization line item.

Company Response

The financing costs line item reported in the financing activities section of the Company’s consolidated statements of cash flows reflects: (1) fees paid to new lenders in connection with the refinancing of the Company’s credit facility in June 2004, (2) fees paid to the lenders on its previous credit facility in connection with amendments which, among other changes, extended the maturity date of the facility, and (3) professional and legal fees incurred by the Company that were directly associated with the completion of both financings.

Following is the operating activities section of the Company’s consolidated statements of cash flows adjusted to present the amortization of capitalized financing costs and the unrealized loss on financial instruments resulting from the termination of the interest rate swaps in May 2004 as separate line items.

INSTEEL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended
	As restated
	(53 weeks)	(52 weeks)	(52 weeks)
	October 2,	September 27,	September 28,
	2004	2003	2002
Cash flows from operating activities:
Net earnings (loss)	$31,489	$6,722	$(25,722)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities (net of effect of divestitures)
Cumulative effect of accounting change	—	—	14,358
Depreciation and amortization	5,316	5,551	6,630
Amortization of capitalized financing costs	1,744	1,505	1,721
Amortization of unrealized loss on financial instruments	1,059	—	—
Compensation expense associated with stock option plans	6,158
Loss on sale of assets	53	106	306
Restructuring charges	—	—	12,978
Deferred income taxes	7,118	(6,834)	(16)
Net changes in assets and liabilities:
Accounts receivable, net	(13,578)	(1,011)	5,647
Inventories	(10,145)	2,394	(1,165)
Accounts payable and accrued expenses	648	(6,748)	(8,478)
Other changes	(1,598)	3,480	3,187

Total adjustments	(3,225)	(1,557)	35,168

Net cash provided by operating activities	28,264	5,165	9,446

Beginning with the amended Form 10-K for the year ended October 2, 2004, we will present the amortization of capitalized financing costs and amortization of unrealized loss on financial instruments amounts as separate line items in the operating activities section on the Company’s consolidated statements of cash flows.

Insteel Industries, Inc.

8.	You disclose on page 26 that the cash surrender value of your life insurance is included in the other assets line item of your balance sheet. Please tell us how you considered paragraph -13 of Section 1300.13 to the AICPA Technical Practice Aids in reaching the conclusion that increases in the cash surrender value of your life insurance policies did not represent investing activities. Please also tell us where these amounts were presented in your cash flow statement for each of the last three years and the interim period, including the amounts involved.

Company Response

Following is a summary of the quarterly and annual amounts of the changes in the cash surrender value (“CSV”) of the Company’s life insurance policies and the related premiums paid for fiscal 2002  -  2004:

	Change in	Premiums
(in thousands)	CSV	Paid
Q1 2002	$—	$24
Q2 2002	(65)	50
Q3 2002	—	—
Q4 2002	(136)	—

Total 2002	$(201)	$74

Q1 2003	$38	$—
Q2 2003	47	52
Q3 2003	4	—
Q4 2003	79	—

Total 2003	$168	$52

Q1 2004	$(6)	$—
Q2 2004	71	55
Q3 2004	53	—
Q4 2004	(217)	—

Total 2004	$(98)	$55

The Company had previously reflected these changes within the other changes line item in the operating activities section of the statement of cash flow as the amounts were not material. Beginning with the amended Form 10-K for the year ended October 2, 2004, if the amounts for the increase in CSV and premiums paid are deemed to be material and the increase in the CSV exceeds the related premium paid, the premium paid will be classified as an investing activity and the remainder of the increase in CSV will be included in the reconciliation of net earnings to net cash provided by operating activities. If the increase in CSV is less than the related premium paid, the increase in CSV will be classified an investing activity. Finally, if the amounts for the increase in CSV and premiums paid are deemed not to be material, the net amount will be classified as an operating activity.

Insteel Industries, Inc.

9.	Please tell us how you treated any borrowings against the cash surrender value in your cash flow statements. Please tell us each of the circumstances, if any, under which you would be obligated to repay the borrowings against the cash surrender value. Please also tell us where these amounts were presented in your cash flow statement for each of the last three years and the interim period, including the amounts involved. Please tell us how you concluded that premiums paid for life insurance policies and borrowings against the cash surrender value, if any, met the criteria in paragraph 13 of SFAS 95 to be netted, rather than presented gross.

Company Response

Following is a summary of the quarterly and annual amounts of the borrowings that were made against the cash surrender value (“CSV”) of the Company’s life insurance policies for fiscal 2002 – 2004:

(in thousands)
Q1 2002	$4
Q2 2002	4
Q3 2002	4
Q4 2002	5

Total 2002	$17

Q1 2003	$5
Q2 2003	29
Q3 2003	4
Q4 2003	4

Total 2003	$43

Q1 2004	$8
Q2 2004	28
Q3 2004	4
Q4 2004	4

Total 2004	$44

The Company had previously reflected these amounts within the other changes line item in the operating activities section of the consolidated statements of cash flow as the amounts were not material. Beginning with the amended Form 10-K for the year ended October 2, 2004, if the borrowings against CSV are deemed to be material, we will present these amounts within the financing activities section of the Company’s consolidated statements of cash flows.

Insteel Industries, Inc.

Note 2 -Summary of Significant Accounting Policies
General

10.	Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•	in MD&A that your gross margins may not be comparable to those: of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

Company Response

The Company includes the cost of direct material, the conversion of raw material to finished product (“conversion costs”), inbound and outbound freight, and plant administration in the cost of sales line item. Conversion costs include the expenses incurred by the Company’s manufacturing facilities for wages and benefits, travel, operating supplies, repairs and maintenance, utilities, depreciation and amortization, waste removal and processing, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other miscellaneous expenses associated with production activities. The Company ships its products directly to customers and does not maintain an internal distribution network.

The Company includes the expenses associated with sales and customer service, general administration, purchasing and logistics management, human resources, finance and accounting, and information systems in the selling, general and administrative line item. These costs include wages and benefits, travel, office supplies, repairs and maintenance, utilities, depreciation and amortization, professional fees and services, and other miscellaneous expenses associated with selling and administrative activities.

The Company believes that the types of expenses that it includes in the cost of sales and selling, general and administrative expense line items are customary, comply with the applicable reporting regulations, and do not constitute significant accounting policies that warrant disclosure.

Insteel Industries, Inc.

Revenue recognition and credit risk, page 26

11.	Please disclose your accounting policy for shipping and handling costs. In doing so, disclose both the line item in which you include amounts paid by customers to you for shipping and handling and the line item(s) in which you include your actual costs for shipping and handling. If you do not include all of your actual costs for shipping and handling in cost of sales, also disclose the amounts of your actual costs for shipping and handling excluded from cost of sales for each period presented as required by paragraph 6 of EITF 00-10.

Company Response

     Shipping and handling costs. The Company includes all of the outbound freight, shipping and handling costs associated with the shipment of products to customers in cost of sales. Any amounts paid by customers to the Company for shipping and handling are recorded in the net sales line item as presented on the consolidated statements of operations.

The Company believes that the above description of the accounting for shipping and handling costs constitutes a significant accounting policy. Beginning with the amended Form 10-K for the year ended October 1, 2004, the Company will reflect the addition of the shipping and handling costs description as a significant accounting policy.

Insteel Industries, Inc.

Note 13 -Business Segment Information, page 37

12.	You are organized into two business units: Concrete Reinforcing Products and Industrial Wire Products. Your CEO reviews the operating results of these business units to make decisions about resources to be allocated to these business units. If you believe that they each represent an operating segment and you meet the criteria discussed in paragraph 17 of SFAS 131 for aggregation of the two operating segments into one reportable segment, provide us with the analysis you performed in reaching this conclusion. If after reassessing the criteria in SFAS 131, you now believe that more than one reportable segment exists, revise your financial statements accordingly. Please also refer to Questions 7 and 8 of the FASB Staff Implementation Guide for SFAS 131.

Company Response

Based on our reassessment of the criteria discussed in paragraph 17 of SFAS 131, we have again concluded that Insteel’s operations constitute one reportable segment. As defined in paragraph 10, the characteristics of an operating unit apply to the Company’s business units as well as its manufacturing facilities. Paragraph 15 specifies that when the characteristics of paragraph 10 apply to two or more overlapping sets of components for which managers are held responsible, the components based on products and services constitute the operating segments. This would imply that the Company’s two business units – Concrete Reinforcing Products and Industrial Wire Products – constitute its operating segments.

Paragraph 17 of the standard provides that two or more operating segments may be aggregated into a single operating segment if the segments have similar economic characteristics and are similar with regard to five criteria. As outlined below, the Company believes that the similarities with regard to these characteristics and criteria are sufficient to support the aggregation of the two operating segments into a single operating segment.

Similar Economic Characteristics

The Company’s business units share similar economic characteristics, including the following:

•	The Company’s products are highly material intensive, with the primary raw material, hot-rolled steel wire rod, representing 57% of net sales for both business units in fiscal 2004.

•	In general, the higher spreads between selling prices and raw material costs for certain products within both business units are offset by the incremental conversion costs associated with the additional processes that are required to manufacture such products.

•	Profitability for both business units is highly volume sensitive as the cost structure of their manufacturing facilities implies a significant degree of operating leverage.

Similarities on Aggregation Criteria

The Company’s business units share similarities from the standpoint of the other aggregation criteria specified in Paragraph 17, including the following:

a) Nature of Products

Insteel Industries, Inc.

•	The product offering for both business units is exclusively wire products which are all manufactured from steel wire rod that is drawn into wire and either sold as an intermediate product or fabricated into other wire products.

b) Nature of Production Processes

•	All of the Company’s products and facilities share similar production processes, beginning with the chemical cleaning or mechanical descaling of steel wire rod, which is then drawn or reduced using drawing or rolling lines to a smaller diameter wire.

•	Following the initial reduction process, the drawn wire can be sold to outside customers as industrial wire or undergo additional downstream processes at alternative facilities to be converted into other wire products.

c) Type or Class of Customer for Products

•	The products for both business units are sold to manufacturers, distributors and wholesalers for a broad range of applications, and, with the exception of certain industrial wire products, the same type or class of customer can be serviced from multiple facilities.

d) Methods Used to Distribute Products

•	The products for both business units are sold by its inside and outside sales force through indirect distribution channels, including manufacturers, wholesalers or distributors, rather than to the end customers.

•	Each of the business unit’s plants manufacture products that are sold to different distribution channels and, with the exception of certain industrial wire products, the same distribution channels can be serviced from multiple facilities.

e) Nature of the Regulatory Environment (if applicable)

•	This criterion would not be applicable to either business unit or to the wire industry as a whole.

Insteel Industries, Inc.

13.	Please disclose the amounts of your revenues and long-lived assets that are domestic and foreign in the format required by paragraph 38 of SFAS 131.

Company Response

Following is the Company’s net sales and long-lived assets information by geographic region:

	Year Ended
	(53 weeks)	(52 weeks)	(52 weeks)
	October 2,	September 27,	September 28,
(Amounts in thousands)	2004	2003	2002
Net sales:
United States	$324,310	$203,176	$241,177
Foreign	8,322	8,949	9,857

Total	$332,632	$212,125	$251,034

Long-lived assets:
United States	$51,526	$52,141	$57,524
Foreign	—	—	—

Total	$51,526	$52,141	$57,524

Beginning with the amended Form 10-K for the year ended October 2, 2004, we will disclose the domestic and foreign revenue and long-lived asset information in all future filings

Insteel Industries, Inc.

14.	Expand your disclosures to include product sales information in accordance with paragraph 37 of SFAS 131.

Company Response

Following is the Company’s net sales by product group information:

	Year Ended
	(53 weeks)	(52 weeks)	(52 weeks)
	October 2,	September 27,	September 28,
(Amounts in thousands)	2004	2003	2002
Concrete reinforcing products	$298,754	$184,868	$194,201
Industrial wire products	33,878	27,257	56,833

Total net sales	$332,632	$212,125	$251,034

Beginning with the Form amended 10-K for the year ended October 2, 2004, we will disclose the product sales information in all future filings.

Insteel Industries, Inc.

Note 15 –Comprehensive Income (Loss), page 38

15.	Please present comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements that constitute a full set of financial statements as required by paragraph 22 of SFAS 130. Your presentation of comprehensive income in a footnote does not meet this requirement. Please also disclose for all periods presented the amounts of the reclassification adjustments for each classification of other comprehensive income. See paragraph 20 of SFAS 130.

Company Response

Following are revised consolidated statements of shareholders’ equity and comprehensive income from the Company’s Form 10-K for the year ended October 2, 2004 reflecting the addition of the comprehensive income information that would replace the previous footnote disclosures:

Insteel Industries, Inc.

INSTEEL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(Amounts in thousands)

					Accumulated
			Additional	Retained	Other	Total
	Common Stock		Paid-In	Earnings	Comprehensive	Shareholders
	Shares	Amount	Capital	(Deficit)	Income (Loss)(1)	Equity
Balance at September 29, 2001	8,460	$16,920	$38,327	$(1,562)	$(3,621)	$50,064

Comprehensive loss:
Net loss				(25,722)		(25,722)
Change in fair market value of financial instruments					(375)	(375)
Recognition of additional pension plan liability					(643)	(643)

Comprehensive loss(1)						(26,740)

Balance at September 28, 2002	8,460	$16,920	$38,327	$(27,284)	$(4,639)	$23,324

Comprehensive income:
Net earnings				6,722		6,722
Change in fair market value of financial instruments					958	958
Recognition of additional pension plan liability					268	268

Comprehensive income(1)						7,948

Balance at September 27, 2003	8,460	$16,920	$38,327	$(20,562)	$(3,413)	$31,272

Comprehensive income:
Net earnings				31,489		31,489
Change in fair market value of financial instruments					2,523	2,523
Amortization of loss on financial instruments included in net earnings					(656)	(656)
Recognition of additional pension plan liability					(91)	(91)

Comprehensive income(1)						33,265
Stock options exercised	662	1,324	(906)			418
Income tax benefit of stock options exercised			98			98
Compensation expense associated with stock options exercised			6,158			6,158

Balance at October 2, 2004 (as restated)	9,122	$18,244	$43,677	$10,927	$(1,637)	$71,211

(1)Components of accumulated other comprehensive loss and comprehensive income are reported net of related income taxes.

See accompanying notes to financial statements.

Beginning with the amended Form 10-K for the year ended October 2, 2004, we will include the consolidated statements of shareholders equity and comprehensive income in all future filings.

Insteel Industries, Inc.

16.	Please disclose the amount of existing gains or losses that you expect to be reclassified into earnings within the next 12 months related to your cash flow hedges. See paragraph 45.b.(2) of SFAS 133.

Company Response

In connection with the refinancing of the previous credit facility, the Company terminated interest rate swap agreements for payments totaling $2.1 million and recorded a corresponding unrealized loss for hedging instruments in May 2004. The swaps were designated as cash flow hedges of variable interest payments related to the Company’s debt. The Company continues to have variable interest payments on its debt subsequent to the refinancing. Therefore, in accordance with SFAS No. 133 (paragraph 53, example 8) and related FASB Staff Implementation Guidance, Question G-13, the unrealized loss is being amortized and recorded as interest expense through the original termination date of January 31, 2005. As of October 2, 2004, the remaining unamortized balance of the loss was $1.1 million which will be reclassified into earnings within the next 12 months.

* * * *

In connection with our response, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional information requests or questions regarding our responses in this letter, please call me at (336) 786-2141, Ext. 3020.

Sincerely,

/s/ Michael C. Gazmarian

Michael C. Gazmarian
Chief Financial Officer and Treasurer

Insteel Industries, Inc.